SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

RAIT FINANCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $.03 par value per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 42 Pages

(1)	Name of reporting person Highland Global Allocation Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,219,361
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,219,361
(11)	Aggregate amount beneficially owned by each reporting person 2,219,361
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.4%
(14)	Type of reporting person (see instructions) IV, OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 42 Pages

(1)	Name of reporting person Highland Small-Cap Equity Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 428,889
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 428,889
(11)	Aggregate amount beneficially owned by each reporting person 428,889
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.5%
(14)	Type of reporting person (see instructions) IV, OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 42 Pages

(1)	Name of reporting person Highland Capital Management Fund Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,648,250
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,648,250
(11)	Aggregate amount beneficially owned by each reporting person 2,648,250
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 42 Pages

(1)	Name of reporting person Strand Advisors XVI, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,648,250
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,648,250
(11)	Aggregate amount beneficially owned by each reporting person 2,648,250
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) HC, OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 42 Pages

(1)	Name of reporting person NexPoint Real Estate Strategies Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 98,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 98,040
(11)	Aggregate amount beneficially owned by each reporting person 98,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) IV

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 42 Pages

(1)	Name of reporting person NexPoint Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 98,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 98,040
(11)	Aggregate amount beneficially owned by each reporting person 98,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 42 Pages

(1)	Name of reporting person NexPoint Advisors GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 98,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 98,040
(11)	Aggregate amount beneficially owned by each reporting person 98,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) HC, OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 9 of 42 Pages

(1)	Name of reporting person Highland Select Equity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 10 of 42 Pages

(1)	Name of reporting person Highland Select Equity Fund GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 11 of 42 Pages

(1)	Name of reporting person Highland Select Equity GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 12 of 42 Pages

(1)	Name of reporting person Highland Capital Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 13 of 42 Pages

(1)	Name of reporting person Strand Advisors, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) HC, CO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 14 of 42 Pages

(1)	Name of reporting person NexPoint Real Estate Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 15 of 42 Pages

(1)	Name of reporting person NexPoint Real Estate Advisors GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 16 of 42 Pages

(1)	Name of reporting person James D. Dondero
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,423,377
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,423,377
(11)	Aggregate amount beneficially owned by each reporting person 5,423,377
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.9%
(14)	Type of reporting person (see instructions) HC, IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 17 of 42 Pages

(1)	Name of reporting person Matt McGraner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Less than 0.1%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 18 of 42 Pages

(1)	Name of reporting person Nancy Jo Kuenstner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 19 of 42 Pages

(1)	Name of reporting person John M. Pons
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 20 of 42 Pages

(1)	Name of reporting person Andrew C. Richardson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 21 of 42 Pages

(1)	Name of reporting person Edward S. Friedman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 346,865
	(8)	Shared voting power 0
	(9)	Sole dispositive power 346,865
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 346,865
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person (see instructions) IN

CUSIP NO. 749227609	13D	Page 22 of 42 Pages

Item 1.	Security and Issuer.

This Amendment No. 5 to the Statement on Schedule 13D amends and restates the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 7, 2016, which relates to the common shares of beneficial interest, $0.03 par value per share (the “Common Shares”), of RAIT Financial Trust, a Maryland real estate investment trust (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on November 10, 2016, Amendment No. 2 to the Statement on Schedule 13D filed on December 5, 2016, Amendment No. 3 to the Statement on Schedule 13D filed on December 22, 2016 and Amendment No. 4 to the Statement on Schedule 13D filed on February 8, 2017 (as so amended, the “Statement”). The principal executive offices of the Issuer are located at Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, Pennsylvania 19103.

Item 2.	Identity and Background.

The Reporting Persons are (1) Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), (2) Highland Small-Cap Equity Fund, a series of Highland Funds II, a Massachusetts business trust (the “Small-Cap Fund”), (3) Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), (4) Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), (5) NexPoint Real Estate Strategies Fund, a Delaware statutory trust (“NRESF”), (6) NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), (7) NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint Advisors GP”), (8) Highland Select Equity Master Fund, L.P., a Bermuda limited partnership (“Select Fund”), (9) Highland Select Equity Fund GP, L.P., a Delaware limited partnership (“Select GP”), (10) Highland Select Equity GP, LLC, a Delaware limited liability company (“Select LLC”), (11) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), (12) Strand Advisors, Inc., a Delaware corporation (“Strand”), (13) NexPoint Real Estate Advisors, L.P. (“NRE Advisors”), a Delaware limited partnership, (14) NexPoint Real Estate Advisors GP, LLC (“NRE Advisors GP”), a Delaware limited liability company, (15) James D. Dondero, (16) Matt McGraner, (17) Nancy Jo Kuenstner, (18) John M. Pons, (19) Andrew C. Richardson and (20) Edward S. Friedman (collectively, the “Reporting Persons”).

The Reporting Persons are parties to a Joint Filing Agreement and Joinder Agreement thereto, pursuant to which the parties are filing this Statement. The Joint Filing Agreement and Joinder Agreement are filed as Exhibit 99.1 and 99.2 to this Statement, respectively.

The principal business of Global Fund, Small-Cap Fund, NRESF and Select Fund is making and holding investments. The principal business of Highland Fund Advisors, NexPoint Advisors, NRE Advisors and Highland Capital is acting as an investment adviser or manager to other persons. The principal business of NRE Advisors GP is serving as the general partner of NRE Advisors. The principal business of Strand XVI is serving as the general partner of Highland Fund Advisors. Strand XVI may be deemed to be beneficially own shares owned or held by or for the account or benefit of Highland Fund Advisors. The principal business of NexPoint Advisors GP is serving as the general partner of NexPoint Advisors. NexPoint Advisors GP may be deemed to beneficially own shares owned or held by or for the account of benefit of NexPoint Advisors. The principal business of Strand is serving as the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned or held by or for the account or benefit of Highland Capital. The principal business of Select GP is serving as the general partner of Select Fund. Select GP may be deemed to beneficially own shares owned or held by or for the account or benefit of Select Fund. The principal business of Select LLC is serving as the general partner of Select GP. Select LLC may be deemed to beneficially own shares owned or held by or for the account or benefit of Select GP.

The executive officers and controlling members of each of Global Fund, Small-Cap Fund, Highland Fund Advisors, Strand XVI, NRESF, NexPoint Advisors, NexPoint Advisors GP, Select Fund, Select GP, Select LLC, Highland Capital, Strand, NRE Advisors and NRE Advisors GP as of February 23, 2017 are set forth on Schedules A through F attached hereto, containing the following information with respect to each such person: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted; and (d) citizenship.

Mr. Dondero, a United States citizen, is the co-founder and president of Highland Capital. He serves as the president and chairman of NexPoint Residential Trust, Inc., an affiliate of Highland Capital. He is also the founder and president of NexPoint Advisors and chairman of NexBank, SSB, an affiliated bank. Mr. McGraner, a United States

CUSIP NO. 749227609	13D	Page 23 of 42 Pages

citizen, is a managing director at Highland Capital. Ms. Kuenstner, a United States citizen, is the former president, chief executive officer and director of The Law Debenture Trust Company of New York, a financial and professional services provider. Mr. Pons, a United States citizen, is the chief legal officer of Rincon Partners, a commercial real estate investment firm. Mr. Richardson, a United States citizen, is the former chief financial officer of The Howard Hughes Corporation, a publicly traded real estate development company. Mr. Friedman, a United States citizen, is retired.

The address of the principal business office of Ms. Kuenstner is 317 Madison Avenue, Spring Lake, New Jersey 07762. The address of the principal business office of Mr. Pons is 11811 N. Tatum Blvd., Suite P-177, Phoenix, Arizona 85028. The address of the principal business office of Mr. Friedman is 705 Edgehill Road, Wilmington, Delaware 19807.

The address of the principal business office for each other Reporting Person is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Except as set forth below, during the past five years, none of the Reporting Persons, nor, to their knowledge, any person named in Schedules A through F to this Schedule 13D has been (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 25, 2014, Highland Capital entered into a settlement with the Securities and Exchange Commission (“SEC”) resulting in the SEC issuing an order. This order resolves the SEC’s allegations that Highland Capital violated Sections 204(a) and 206(3) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 204-2 thereunder by trading securities between its clients’ accounts and accounts in which Highland Capital and its principals maintained an ownership interest without adhering to certain requirements set forth by the Advisers Act. The transactions occurred between 2007 and 2009, and many were executed in an effort to generate or maintain liquidity for the advised accounts during September and October 2008. Specifically, the order found that, during the relevant time period, Highland Capital engaged in a number of transactions with its client advisory accounts without disclosing in writing to those clients that Highland Capital was acting as principal, or obtaining client consent to the transactions, before the trades were completed. Highland Capital did ultimately receive client consent for many of the transactions; however, this consent was received after the transactions had settled, and therefore did not comply with the requirements of Advisers Act Section 206(3). In addition, the order found that, during the relevant time period, Highland Capital failed to keep and maintain true, accurate and current certain books and records as required by the Advisers Act.

The order requires Highland Capital to cease and desist from committing or causing any violations and any future violations of Advisers Act Sections 204(a) and 206(3) and Rule 204-2; censures Highland Capital; and requires Highland Capital to pay a civil monetary penalty of $225,000. Highland Capital must also comply with certain undertakings, including retaining an independent consultant to conduct a comprehensive review of Highland Capital’s compliance and control systems relating to principal trades, and the creation and retention of its books and records.

Notwithstanding the Reporting Persons’ aggregate total ownership, each of the Reporting Persons disclaims beneficial ownership of the Common Shares held by the other Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Shares purchased by Global Fund were purchased with working capital in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,219,361 Common Shares owned directly by Global Fund is approximately $6,887,799.92, including brokerage commissions.

The Common Shares purchased by Small-Cap Fund were purchased with working capital in open market purchases, except as otherwise noted. The aggregate purchase price of the 428,889 Common Shares owned directly by Small-Cap Fund is approximately $1,269,694.47, including brokerage commissions.

The Common Shares purchased by NRESF were purchased with working capital in open market purchases, except as otherwise noted. The aggregate purchase price of the 98,040 Common Shares owned directly by NRESF is approximately $302,943.60, including brokerage commissions.

CUSIP NO. 749227609	13D	Page 24 of 42 Pages

The Common Shares purchased by Select Fund were purchased with working capital in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,677,087 Common Shares owned directly by Select Fund is approximately $8,082,000.70, including brokerage commissions.

The Common Shares purchased by Mr. Friedman were purchased with his personal funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 346,865 Common Shares owned by Mr. Friedman is approximately $1,991,987.05, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons have made investments in the Common Shares because the Reporting Persons believe the Common Shares are undervalued and are an attractive investment.

On November 10, 2016, NRE Advisors sent a letter (the “November Letter”) to Mr. Michael J. Malter, the Chairman of the board of trustees of the Issuer (the “Board”), expressing strong disappointment with the Issuer’s lack of transparency to investors and failure to engage with NRE Advisors. On December 5, 2016, NRE Advisors sent a follow-up letter (the “December Letter,” and together with the November Letter, the “Letters”) to its November Letter to Mr. Malter reiterating NRE Advisors’ interest in engaging in discussions with the Issuer’s management and Board. On February 8, 2017, NRE Advisors sent a slide deck presentation (the “Presentation”) to the Board. The Letters and the Presentation pertain to NRE Advisors’ proposal to (1) simplify the Issuer’s business by exiting the property management business and selling the Issuer’s real estate owned assets; (2) deleverage the Issuer by paying down debt and/or redeeming outstanding preferred shares; (3) externalize management of the Issuer by merging the Issuer into a newly formed vehicle that is externally managed by NRE Advisors and its affiliates; and (4) invest up to $30 million in the Issuer at a 15% premium to the Issuer’s 30-day VWAP.

The foregoing descriptions of the November Letter, the December Letter and the Presentation are qualified in their entirety by reference to the full text of the December Letter, the November Letter and the Presentation, copies of which are attached hereto as Exhibits 99.3, 99.4 and 99.5 and are incorporated herein by reference.

After becoming aware of the Letters, Mr. Friedman informed NRE Advisors that he had submitted a shareholder proposal to the Issuer under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On December 21, 2016, NRE Advisors and the other shareholder entered into an indemnity letter related to the shareholder proposal (the “Friedman Indemnity Letter”).

The Friedman Indemnity Letter confirms that NRE Advisors and Mr. Friedman (1) have no agreement, contract, arrangement, understanding, plan or proposal relating to the Issuer or its securities, other than the indemnification obligation, and (2) have not formed a “group” under Section 13(d) of the Exchange Act. The foregoing description of the Friedman Indemnity Letter is qualified in its entirety by reference to the full text attached hereto as Exhibit 99.6 and incorporated herein by reference.

On February 23, 2017, Highland Capital and the Select Fund sent notice to the Issuer of their nominations of Ms. Kuenstner and Messrs. Pons, Richardson, Dondero and McGraner (the “Nominees”) for election to the Board at the Annual Meeting (the “Nomination Notice”).

NRE Advisors has entered into indemnification agreements with each of the Ms. Kuenstner, Mr. Pons and Mr. Richardson (the “Nominee Indemnity Letters,” and together with the Friedman Indemnity Letter, the “Indemnity Letters”) against any and all claims of any nature arising from their nomination to the Board and any related transactions. The foregoing description of the Nominee Indemnity Letters is qualified in its entirety be reference to the full text attached hereto as Exhibit 99.7 and incorporated herein by reference.

The Reporting Persons intend to continue to engage in discussions with the Issuer and the Issuer’s management and Board, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Issuer.

The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer and the Issuer’s management and the Board, other stockholders of the Issuer and other interested parties.

CUSIP NO. 749227609	13D	Page 25 of 42 Pages

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 92,177,079 Common Shares outstanding as of November 7, 2016, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

(a) – (b)

1. Global Fund

(a)     As of the close of business on February 22, 2017, Global Fund beneficially owned 2,219,361 Common Shares.

Percentage: Approximately 2.4%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,219,361

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,219,361

2. Small-Cap Fund

(a)     As of the close of business on February 22, 2017, Small-Cap Fund beneficially owned 428,889 Common Shares.

Percentage: Approximately 0.5%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 428,889

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 428,889

3. Highland Fund Advisors

(a)     As of the close of business on February 22, 2017, Highland Fund Advisors, as the investment advisor to Global Fund and Small-Cap Fund, may be deemed the beneficial owner of the 2,648,250 Common Shares held by Global Fund and Small-Cap Fund.

Percentage: Approximately 2.9%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,648,250

CUSIP NO. 749227609	13D	Page 26 of 42 Pages

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,648,250

4. Strand XVI

(a)     As of the close of business on February 22, 2017, Strand XVI, as the general partner of Highland Fund Advisors, the investment advisor to Global Fund and Small-Cap Fund., may be deemed the beneficial owner of the 2,648,250 Common Shares held by Global Fund and Small-Cap Fund.

Percentage: Approximately 2.9%

(b)     i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,648,250

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,648,250

5. NRESF

(a)     As of the close of business on February 22, 2017, NRESF beneficially owned 98,040 Common Shares.

Percentage: Approximately 0.1%

(b)     i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 98,040

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 98,040

6. NexPoint Advisors

(a)     As of the close of business on February 22, 2017, NexPoint Advisors, as the investment advisor to NRESF, may be deemed the beneficial owner of the 98,040 Common Shares held by NRESF.

Percentage: Approximately 0.1%

(b)     i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 98,040

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 98,040

7. NexPoint Advisors GP

(a)     As of the close of business on February 22, 2017, NexPoint Advisors GP, as the general partner of NexPoint Advisors, the investment advisor to NRESF, may be deemed the beneficial owner of the 98,040 Common Shares held by NRESF.

Percentage: Approximately 0.1%

(b)     i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 98,040

CUSIP NO. 749227609	13D	Page 27 of 42 Pages

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 98,040

8. Select Fund

(a)     As of the close of business on February 22, 2017, Select Fund beneficially owned 2,677,087 Common Shares.

Percentage: Approximately 2.9%

(b)     i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,677,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,677,087

9. Select GP

(a)     As of the close of business on February 22, 2017, Select GP, as the general partner of the Select Fund, may be deemed the beneficial owner of 2,677,087 Common Shares held by Select Fund.

Percentage: Approximately 2.9%

(b)     i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,677,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,677,087

10. Select LLC

(a)     As of the close of business on February 22, 2017, Select LLC, as the general partner of the Select GP, the general partner of Select Fund, may be deemed the beneficial owner of 2,677,087 Common Shares held by Select Fund.

Percentage: Approximately 2.9%

(b)     i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,677,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,677,087

11. Highland Capital

(a)     As of the close of business on February 22, 2017, Highland Capital, as the sole member of Select LLC, the general partner of the Select GP, which is the general partner of Select Fund, may be deemed the beneficial owner of 2,677,087 Common Shares held by Select Fund.

Percentage: Approximately 2.9%

CUSIP NO. 749227609	13D	Page 28 of 42 Pages

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,677,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,677,087

12. Strand

(a)    As of the close of business on February 22, 2017, Strand, as the general partner of Highland Capital, the sole member of Select LLC, which is the general partner of the Select GP, which is the general partner of Select Fund, may be deemed the beneficial owner of 2,677,087 Common Shares held by Select Fund.

Percentage: Approximately 2.9%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,677,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,677,087

13. Mr. Dondero

(a)    As of the close of business on February 22, 2017, Mr. Dondero, who is the president of NexPoint Advisors GP (the general partner of the NRESF’s advisor) and Strand (the general partner of the sole member of the general partner of Select Fund’s general partner) and ultimately controls Strand XVI (the general partner of the advisor to Global Fund and Small Cap Fund) and NexPoint Advisors GP, may be deemed the beneficial owner of 5,423,377 Common Shares held by Global Fund, Small-Cap Fund, NRESF and Select Fund.

Percentage: Approximately 5.9%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 5,423,377

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 5,423,377

14. NRE Advisors, NRE Advisors GP, Ms. Kuenstner, Mr. Pons and Mr. Richardson

(a)    As of the close of business on February 22, 2017, none of NRE Advisors, NRE Advisors GP, Ms. Kuenstner, Mr. Pons and Mr. Richardson beneficially owned any Common Shares.

Percentage: Approximately 0.0%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 0

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 0

15. Mr. McGraner

(a)     As of the close of business on February 22, 2017, Mr. McGraner beneficially owned 3,000 Common Shares.

CUSIP NO. 749227609	13D	Page 29 of 42 Pages

Percentage: Less than 0.1%

(b)    i. Sole power to vote or direct vote: 3,000

ii. Shared power to vote or direct vote: 0

iii. Sole power to dispose or direct the disposition: 3,000

iv. Shared power to dispose or direct the disposition: 0

16. Mr. Friedman

(a)     As of the close of business on February 22, 2017, Mr. Friedman beneficially owned 346,865 Common Shares.

Percentage: Approximately 0.4%

(b)    i. Sole power to vote or direct vote: 346,865

ii. Shared power to vote or direct vote: 0

iii. Sole power to dispose or direct the disposition: 346,865

iv. Shared power to dispose or direct the disposition: 0

An aggregate of 5,773,242 Common Shares, constituting approximately 6.3% of the Common Shares outstanding, are reported in this Statement.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owners of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Shares except to the extent of his or its pecuniary interest therein.

(c)     Annex A attached hereto lists all transactions in the Common Shares during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Shares were effected in the open market.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 2 for a description of the Joint Filing Agreement and Joinder Agreement and Item 4 for a description of the Indemnity Letters. The responses to Item 2 and Item 4 are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated October 6, 2016, by and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., Strand Advisors, Inc. and James D. Dondero. (previously filed as Exhibit 99.1 to the Schedule 13D filed by Highland Capital on October 7, 2016)

99.2*	Joinder Agreement, dated as of February 23, 2017, and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Advisors GP, LLC, Strand Advisors, Inc., Nancy Jo Kuenstner, John M. Pons, Andrew C. Richardson, James D. Dondero, Matt McGraner and Edward S. Friedman.

99.3	Letter to Mr. Michael J. Malter, dated November 10, 2016 (previously filed as Exhibit 99.1 to the Amendment No. 1 to Schedule 13D filed by Highland Capital on November 11, 2016).

99.4	Letter to Mr. Michael J. Malter, dated December 5, 2016 (previously filed as Exhibit 99.1 to the Amendment No. 2 to Schedule 13D filed by Highland Capital on November 5, 2016).

CUSIP NO. 749227609	13D	Page 30 of 42 Pages

99.5	Slide Deck Presentation, dated February 2017 (previously filed as Exhibit 99.1 to the Amendment No. 4 to Schedule 13D filed by Highland Capital on February 8, 2017).

99.6	Friedman Indemnity Letter, dated as of December 21, 2016, by and between NexPoint Real Estate Advisors, L.P. and Edward S. Friedman (previously filed as Exhibit 99.1 to the Amendment No. 3 to Schedule 13D filed by Highland Capital on December 22, 2016).

99.7*	Form of Nominee Indemnity Letter (as signed by Nancy Jo Kuenstner, John M. Pons and Andrew C. Richardson).

*	Filed herewith.

CUSIP NO. 749227609	13D	Page 31 of 42 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2017

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Authorized Signatory

HIGHLAND FUNDS II, on behalf of its series Highland Small-Cap Equity Fund

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Authorized Signatory

STRAND ADVISORS XVI, INC.

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Authorized Signatory

NEXPOINT REAL ESTATE STRATEGIES FUND

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Authorized Signatory

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Authorized Signatory

NEXPOINT ADVISORS GP, LLC

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Authorized Signatory

CUSIP NO. 749227609	13D	Page 32 of 42 Pages

HIGHLAND SELECT EQUITY MASTER FUND, L.P.

By: Highland Select Equity Fund GP, L.P., its general partner

By: Highland Select Equity GP, LLC, its general partner

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

HIGHLAND SELECT EQUITY FUND GP, L.P.

By: Highland Select Equity GP, LLC, its general partner

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

HIGHLAND SELECT EQUITY GP, LLC

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

STRAND ADVISORS, INC.

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

CUSIP NO. 749227609	13D	Page 33 of 42 Pages

NEXPOINT REAL ESTATE ADVISORS, L.P.

By: NexPoint Advisors, L.P., its sole member

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS GP, LLC

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

/s/ James D. Dondero
James D. Dondero

/s/ Matt McGraner
Matt McGraner

/s/ Nancy Jo Kuenstner Nancy Jo Kuenstner

/s/ John M. Pons John M. Pons

/s/ Andrew C. Richardson Andrew C. Richardson

/s/ Edward S. Friedman Edward S. Friedman

CUSIP NO. 749227609	13D	Page 34 of 42 Pages

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 22, 2017.

Date	Effected By	Nature of Transaction	Quantity	Price
1/31/2017	Highland Select Equity Master Fund, L.P.	Open Market Purchase	98,370	$3.4847
2/22/2016	Highland Small-Cap Equity Fund	Open Market Sale	55,900	$3.5635

CUSIP NO. 749227609	13D	Page 35 of 42 Pages

SCHEDULE A

Executive Officers and Controlling Members of Highland Select Equity Fund GP, L.P.,

Highland Select Equity GP, LLC, and Strand Advisors, Inc.

Controlling Members of Highland Select Equity Fund GP, L.P. as of February 23, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

Highland Select Equity GP, LLC 300 Crescent Court, Suite 700 Dallas, Texas 75201	General Partner	N/A

Controlling Members of Highland Select Equity GP, LLC as of February 23, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

Highland Capital Management, L.P. 300 Crescent Court, Suite 700 Dallas, Texas 75201	Sole Member	N/A

Controlling Members of Highland Capital Management, L.P. as of February 23, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

Strand Advisors, Inc. 300 Crescent Court, Suite 700 Dallas, Texas 75201	General Partner	N/A

Executive Officers of Strand Advisors, Inc. as of February 23, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

James Dondero 300 Crescent Court, Suite 700 Dallas, Texas 75201	President	United States

Mark Okada 300 Crescent Court, Suite 700 Dallas, Texas 75201	Executive Vice President	United States

Scott Ellington 300 Crescent Court, Suite 700 Dallas, Texas 75201	Treasurer	United States

Trey Parker 300 Crescent Court, Suite 700 Dallas, Texas 75201	Assistant Secretary	United States

Frank Waterhouse. 300 Crescent Court, Suite 700 Dallas, Texas 75201	Treasurer	United States

CUSIP NO. 749227609	13D	Page 36 of 42 Pages

Controlling Stockholder of Strand Advisors, Inc. as of February 23, 2017

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

James Dondero Highland Capital Management, L.P. 300 Crescent Court, Suite 700 Dallas, Texas 75201	Co-founder and President	N/A

CUSIP NO. 749227609	13D	Page 37 of 42 Pages

SCHEDULE B

Executive Officers and Directors of Highland Global Allocation Fund and Highland Small-Cap Equity Fund

Executive Officers of Highland Global Allocation Fund and Highland Small-Cap Equity Fund as of February 22, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

J. Bradley Ross 300 Crescent Court, Suite 700 Dallas, Texas 75201	President and Principal Executive Officer, Highland Funds I and Highland Funds II	United States

Frank Waterhouse 300 Crescent Court, Suite 700 Dallas, Texas 75201	Treasurer, Highland Funds I and Highland Funds II	United States

Dustin Norris 300 Crescent Court, Suite 700 Dallas, Texas 75201	Assistant Treasurer, Highland Funds I and Highland Funds II	United States

Brian Mitts 300 Crescent Court, Suite 700 Dallas, Texas 75201	Brian Mitts, Highland Funds I and Highland Funds II	United States

Trustees of Highland Global Allocation Fund and Highland Small-Cap Equity Fund as of February 22, 2017

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

Timothy K. Hui Cairn University 200 Manor Ave. Langhorne, Pennsylvania 19047	Dean of Educational Resources, Cairn University	United States

Bryan A. Ward BW Consulting, LLC 3625 Rosedale Ave Dallas TX 75205	Private Investor, BW Consulting, LLC	United States

Dr. Bob Froehlich 300 Crescent Court, Suite 700 Dallas, Texas 75201	Retired	United States

John Honis Rand Advisors, LLC 42 Regatta View Drive Saratoga Springs, New York 12866	President, Rand Advisors, LLC	United States

Ethan Powell Impact Shares, LLC 2189 Broken Bend Frisco, Texas 75034	President and Founder, Impact Shares LLC

CUSIP NO. 749227609	13D	Page 38 of 42 Pages

SCHEDULE C

Executive Officers and Controlling Members of Highland Capital Management Fund Advisors, L.P. and Strand Advisors XVI, Inc.

Controlling Members of Highland Capital Management Fund Advisors, L.P. as of February 22, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

Strand Advisors XVI, Inc.	General Partner	N/A

Executive Officers of Strand Advisors XVI, Inc. as of February 22, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

J. Bradley Ross 300 Crescent Court, Suite 700 Dallas, Texas 75201	President and Principal Executive Officer, Highland Funds I and Highland Funds II	United States

Frank Waterhouse 300 Crescent Court, Suite 700 Dallas, Texas 75201	Treasurer, Highland Funds I and Highland Funds II	United States

Dustin Norris 300 Crescent Court, Suite 700 Dallas, Texas 75201	Assistant Treasurer, Highland Funds I and Highland Funds II	United States

Brian Mitts 300 Crescent Court, Suite 700 Dallas, Texas 75201	Brian Mitts, Highland Funds I and Highland Funds II	United States

Sole Stockholder and Sole Director of Strand Advisors XVI, Inc. as of February 22, 2017

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

James Dondero Highland Capital Management, L.P. 300 Crescent Court, Suite 700 Dallas, Texas 75201	Co-founder and President	N/A

CUSIP NO. 749227609	13D	Page 39 of 42 Pages

SCHEDULE D

Executive Officers and Trustees of NexPoint Real Estate Strategies Fund

Executive Officers of NexPoint Real Estate Strategies Fund as of February 22, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

James Dondero 300 Crescent Court, Suite 700 Dallas, Texas 75201	President	United States

Brian Mitts 300 Crescent Court, Suite 700 Dallas, Texas 75201	Vice President	United States

Frank Waterhouse 300 Crescent Court, Suite 700 Dallas, Texas 75201	Treasurer	United States

Dustin Norris 300 Crescent Court, Suite 700 Dallas, Texas 75201	Secretary	United States

Trustees of NexPoint Real Estate Strategies Fund as of February 22, 2017

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

Timothy K. Hui Cairn University 200 Manor Ave. Langhorne, Pennsylvania 19047	Dean of Educational Resources, Cairn University	United States

Bryan A. Ward BW Consulting, LLC 3625 Rosedale Ave. Dallas, Tx 75205	Private Investor, BW Consulting, LLC	United States

Dr. Bob Froehlich 300 Crescent Court, Suite 700 Dallas, Texas 75201	Retired	United States

John Honis Rand Advisors, LLC 42 Regatta View Drive Saratoga Springs, New York 12866	President, Rand Advisors, LLC	United States

Ethan Powell Impact Shares, LLC 2189 Broken Bend Frisco, Texas 75034	President and Founder, Impact Shares LLC	United States

CUSIP NO. 749227609	13D	Page 40 of 42 Pages

SCHEDULE E

Executive Officers and Controlling Members of NexPoint Real Estate Advisors, L.P., NexPoint Real Estate

Advisors GP, LLC, NexPoint Advisors, L.P. and NexPoint Advisors GP, LLC

Controlling Members of NexPoint Real Estate Advisors L.P. as of February 22, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

NexPoint Real Estate Advisors GP, LLC 300 Crescent Court, Suite 700 Dallas, Texas 75201	General Partner	N/A

Controlling Members of NexPoint Real Estate Advisors GP, LLC as of February 22, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

NexPoint Advisors, L.P. 300 Crescent Court, Suite 700 Dallas, Texas 75201	Sole Member	N/A

Controlling Members of NexPoint Advisors, L.P. as of February 22, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

NexPoint Advisors GP, LLC 300 Crescent Court, Suite 700 Dallas, Texas 75201	General Partner	N/A

Executive Officers of NexPoint Advisors GP, LLC as of February 22, 2017

Name and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

James Dondero 300 Crescent Court, Suite 700 Dallas, Texas 75201	President	United States

Brian Mitts 300 Crescent Court, Suite 700 Dallas, Texas 75201	Executive Vice President	United States

Frank Waterhouse 300 Crescent Court, Suite 700 Dallas, Texas 75201	Treasurer	United States

Dustin Norris 300 Crescent Court, Suite 700 Dallas, Texas 75201	Secretary	United States

CUSIP NO. 749227609	13D	Page 41 of 42 Pages

Sole Member of NexPoint Advisors GP, LLC as of February 22, 2017

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

James Dondero Highland Capital Management, L.P. 300 Crescent Court, Suite 700 Dallas, Texas 75201	Co-founder and President	United States

CUSIP NO. 749227609	13D	Page 42 of 42 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated October 6, 2016, by and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., Strand Advisors, Inc. and James D. Dondero. (previously filed as Exhibit 99.1 to the Schedule 13D filed by Highland Capital on October 7, 2016)

99.2*	Joinder Agreement, dated as of February 23, 2017, and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Advisors GP, LLC, Strand Advisors, Inc., Nancy Jo Kuenstner, John M. Pons, Andrew C. Richardson, James D. Dondero, Matt McGraner and Edward S. Friedman.

99.3	Letter to Mr. Michael J. Malter, dated November 10, 2016 (previously filed as Exhibit 99.1 to the Amendment No. 1 to Schedule 13D filed by Highland Capital on November 11, 2016).

99.4	Letter to Mr. Michael J. Malter, dated December 5, 2016 (previously filed as Exhibit 99.1 to the Amendment No. 2 to Schedule 13D filed by Highland Capital on November 5, 2016).

99.5	Slide Deck Presentation, dated February 2017 (previously filed as Exhibit 99.1 to the Amendment No. 4 to Schedule 13D filed by Highland Capital on February 8, 2017).

99.6	Friedman Indemnity Letter, dated as of December 21, 2016, by and between NexPoint Real Estate Advisors, L.P. and Edward S. Friedman (previously filed as Exhibit 99.1 to the Amendment No. 3 to Schedule 13D filed by Highland Capital on December 22, 2016).

99.7*	Form of Nominee Indemnity Letter (as signed by Nancy Jo Kuenstner, John M. Pons and Andrew C. Richardson).

*	Filed herewith.